Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257718

Prospectus Supplement No. 1

(to Prospectus dated August 2, 2021)

70,250,000 Shares of Class A Common Stock
33,966,667 Warrants to Purchase Shares of Class A Common Stock
56,966,667 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement updates and supplements the prospectus dated August 2, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-257718). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2021 (the “Current Report”), other than the information included in Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 23,000,000 shares of our Class A common stock, par value $0.0001 per share that are issuable upon the exercise of the Public Warrants (as defined below).

In addition, the Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 104,216,667 shares of our Class A common stock (which includes up to 33,966,667 shares of Class A common stock issuable upon the exercise of outstanding warrants) and (b) up to 33,966,667 warrants.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

You should read the Prospectus and this prospectus supplement and any prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and warrants are traded on the New York Stock Exchange under the symbol “SKIL” and “SKIL.WS”, respectively. On August 4, 2021, the last reported sale price of our Class A common stock on the New York Stock Exchange was $8.99 per share, and the closing price of our warrants was $1.87 per warrant.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 5, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2021

Skillsoft Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-38960	83-4388331
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300 Innovative Way, Suite 201 Nashua, NH	03062
(Address of principal executive offices)	(Zip Code)

(603) 324-3000

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Shares of Class A common stock, $0.0001 par value per share	SKIL	New York Stock Exchange
Warrants	SKIL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 5, 2021, Skillsoft Corp. (“Skillsoft” or the “Company”) announced the appointment of Gary W. Ferrera as Chief Financial Officer (the “Appointment”), effective September 20, 2021. Ryan Murray, who has served as the Chief Accounting Officer and interim Chief Financial Officer of Skillsoft will continue in his role as Chief Accounting Officer.

Mr. Ferrera, 59, has served as Chief Financial Officer of Cardtronics since 2017 and previously held CFO roles at a number of public and private companies. Prior to Cardtronics, Mr. Ferrera served as Chief Financial Officer at DigitalGlobe, Inc.; Intrawest Resorts; Great Wolf Resorts; National CineMedia; and iesy/Unity Media. Earlier in his career, he developed M&A and capital markets expertise as an investment banker at Citigroup and Bear Stearns in both London and New York City. He also previously served as an international tax consultant with Arthur Andersen. He holds a Bachelor of Science degree in Accounting, magna cum laude, from Bentley University and an MBA from the Kellogg School of Management at Northwestern University.

An offer letter, dated August 3, 2021 (the “Agreement”), sets forth the terms of Mr. Ferrera’s employment: (i) an annual base salary of $600,000; (ii) a target bonus of 100% of his base salary, subject to a maximum payout of no less than 200% of his base salary (with a 2021 bonus of at least 100% of his base salary, as prorated from the Start Date); (iii) a number of time-based restricted stock units (“RSUs”) having a grant date fair value on the Start Date equal to $1,333,333, which RSUs will vest ratably on each of the first four anniversaries of the Start Date, subject generally to continued employment through each vesting date; (iv) a number of performance-based RSUs having a grant date fair value on the Start Date equal to $1,333,333, which performance-based RSUs will be subject to both time- and performance-based vesting conditions that will lapse (a) as to the time-vesting component, ratably in annual installments over the four-year period following the Start Date, subject generally to continued employment through each vesting date; and (b) as to the performance-vesting component, subject to the Company’s stock trading at or above $12.50 per share as reported on the New York Stock Exchange for at least 20 out of 30 consecutive trading days prior to the fourth anniversary of the date of grant (the “Share Price Threshold”); (v) a number of options having a grant date fair value on the Start Date (calculated based on the Black-Scholes value) equal to $1,333,333, which options will vest (a) 25% on the first anniversary of the Start Date and (b) the remaining 75% ratably over the following 12 quarters, in each case subject generally to continued employment through each vesting date; and (vi) a sign-on bonus of $100,000 ($75,000 of which is subject to repayment if, prior the first anniversary of the Start Date, his employment is terminated by the Company for Cause or by him without Good Reason (as such terms are defined in the Agreement).

In the event Mr. Ferrera’s employment is terminated by the Company without Cause or by him for Good Reason and such termination is not within 24 months following a Change in Control (as defined in the Skillsoft Corp. 2020 Omnibus Incentive Plan), Mr. Ferrera will be entitled to: (i) continued payment of his annual base salary for the two-year period immediately following such termination, (ii) an amount equal to his annual target bonus, paid in equal installments in accordance with the Company’s usual payroll practices over the one-year period immediately following such termination, (iii) a pro-rata portion of his annual bonus for the fiscal year in which such termination occurs, based on actual performance through the termination date, (iv) payment of the full premium for COBRA coverage for the 18-month period immediately following such termination, (v) accelerated vesting of a prorated portion of the tranche of each outstanding time-based equity award that would have vested on the next scheduled vesting date following the termination date, and (vi) if the Share Price Threshold for the performance-based RSUs was achieved prior to the termination date, accelerated vesting of a prorated portion of the tranche of such performance-based RSUs for which the service condition would have been met on the next scheduled vesting date following the termination date. In the event his employment is terminated by the Company without Cause or by him for Good Reason within the 24-month period following a Change in Control, Mr. Ferrera will receive all of the above, except that (x) he will receive an amount equal to two times (rather than one times) his annual target bonus (which will be paid over two years, rather than one year) and (y) his unvested equity awards will fully (rather than partially) accelerate.

The severance payments and benefits set forth above are contingent upon his execution and non-revocation of a release of claims in customary form and content and such release becoming effective not later than 60 days after the termination date.

As a condition of his employment, Mr. Ferrera also entered into a Restrictive Covenants Agreement, which includes non-competition and employee non-solicitation clauses applicable during employment and for 18 months thereafter and a customer non-solicitation clause applicable during employment and for 12 months thereafter.

A copy of the press release relating to this Item 5.02 is furnished as Exhibit 99.1 to this Current Report on Form 8-K. A copy of the press release is also available on the Company’s website at www.skillsoft.com.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement which is attached as Exhibit 10.1 and incorporated herein by reference.

Mr. Ferrera and the Company will also enter into the Company’s standard form of indemnification agreement, pursuant to which, among other things, the Company agrees to indemnify its directors and officers and advance certain expenses to the fullest extent permitted by applicable law.

There are no familial relationships between Mr. Ferrera and any other executive officer or director of the Company. There have been no transactions, and no transactions are current.

Item 9.01.	Financial Statement and Exhibits.

(d) Exhibits.

The list of exhibits is set forth on the Exhibit Index of this Current Report on Form 8-K and is incorporated herein by reference.

Exhibit Number	Description
10.1	Offer Letter dated August 3, 2021.
99.1	Press Release dated August 5, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 5, 2021

SKILLSOFT CORP.

By:	/s/ Sarah K. Hilty
Sarah K. Hilty
Chief Legal Officer

Exhibit 10.1

EXECUTION VERSION

August 3, 2021

Gary W. Ferrera

Via email

Dear Gary:

I am pleased to offer you a full time, exempt position with Skillsoft Corp. (the “Company”).

The following summarizes the specific details regarding your employment offer with the Company:

Job Title:	Chief Financial Officer
Reporting To:	Chief Executive Officer
Location:	Denver Metro; however, it is understood that you will travel to various office locations as required to perform your duties. You must relocate to the Denver Metro area or its surrounds no later than January 31, 2022.
Start Date:	Your “Start Date” will be the later of (i) September 15, 2021 and (ii) such later date agreed upon between you and the Company. In no event will the Start Date be earlier than the date the Company’s Quarterly Report on Form 10-Q for the second fiscal quarter of 2021 has been filed with the Securities Exchange Commission.
Base Salary:	$600,000, less applicable withholdings, to be paid semi-monthly.
Company Bonus:	With respect to each fiscal year (or portion thereof) you are employed by the Company, you shall be eligible to participate in an annual cash bonus program in which other senior executives at the Company participate, pursuant to which you will be eligible to earn a target annual bonus equal to at least 100% of your annual salary rate, subject to a maximum payout of no less than 200% of your annual salary rate and other details to be established as soon as practicable after your Start Date. Your annual cash bonus for fiscal year 2021 is guaranteed to be at least 100% of your annual base salary rate, subject to additional “upside” based on actual performance and pro-rated from your Start Date. Your annual cash bonus for any fiscal year shall be payable no later than the last day of the “applicable 2-1/2 month period”, as such term is defined in Treasury Regulation Section 1.409A-1(b)(4)(i)(A) with respect to such payment’s treatment as a “short-term deferral” for purposes of Section 409A.
Signing Bonus:	Within thirty (30) days after your Start Date, the Company will pay you a signing bonus of $100,000, less applicable withholdings. In the event that, prior to the first anniversary of your Start Date, your employment is terminated by the Company for Cause or by you without Good Reason (each as defined on Annex I attached hereto), you will promptly repay the Company $75,000 of such signing bonus.
Benefits:

You are eligible to participate in the Company’s benefits plans and programs consistent with what the Company makes available to its other senior executives, including an executive physical.

Unless and until the Company adopts an unlimited vacation policy that covers senior executives, you will be eligible to take up to four (4) weeks of paid vacation per year (prorated for the first year based on your Start Date), which will be subject to the accrual, carryover, usage and other terms of the Company’s vacation policy that covers senior executives as in effect from time to time.

EXECUTION VERSION

Severance:

(A) In the event your employment is terminated by the Company without Cause or by you for Good Reason (each as defined on Annex I attached hereto) and such termination is not within 24 months following a Change in Control (as defined in the Skillsoft Corp. 2020 Omnibus Incentive Plan), you will be entitled to: (i) accrued salary and other accrued benefits, (ii) continued payment of your annual base salary for the two-year period immediately following such termination, payable in accordance with the Company’s usual payroll practices, (iii) an amount equal to your annual target bonus, paid in equal installments in accordance with the Company’s usual payroll practices over the one-year period immediately following such termination, (iv) a pro-rata portion of your annual bonus for the fiscal year in which such termination occurs, based on actual performance through the termination date and paid on the Company’s first regularly scheduled payroll date following the Release Effective Date (as defined below), (v) subject to your timely election for continued health insurance coverage under COBRA, payment of the full premium for such coverage for the 18-month period immediately following such termination, (vi) accelerated vesting of a prorated portion of the tranche of each outstanding time-based equity award that would have vested on the next scheduled vesting date following the termination date had your employment continued through such date, with such proration determined based on the number of days lapsed during the period beginning on the day after the vesting date immediately preceding the termination date (or the grant date, if no vesting date preceded the termination date) and ending on such next scheduled vesting date, and (vii) if the Share Price Threshold (as defined below under “Equity Awards”) for the performance-based RSUs set forth below under “Equity Awards” was achieved prior to the termination date, accelerated vesting of a prorated portion of the tranche of such performance-based RSUs for which the service condition would have been met on the next scheduled vesting date following the termination date had your employment continued through such scheduled vesting date, with such proration determined based on the number of days lapsed during the period beginning on the day after the service vesting date immediately preceding the termination date (or the grant date, if no service vesting date preceded the termination date) and ending on such next scheduled service vesting date.

(B) In the event your employment is terminated by the Company without Cause or by you for Good Reason within the 24-month period following a Change in Control (as defined in the Skillsoft Corp. 2020 Omnibus Incentive Plan), you will be entitled to: (i) accrued salary and other accrued benefits, (ii) continued payment of your annual base salary for the two-year period immediately following such termination, payable in accordance with the Company’s usual payroll practices, (iii) an amount equal to two times your annual target bonus, paid in equal installments in accordance with the Company’s usual payroll practices over the two-year period immediately following such termination, (iv) a pro-rata portion of your annual bonus for the fiscal year in which such termination occurs, based on actual performance through the termination date and paid on the Company’s first regularly scheduled payroll date following the Release Effective Date, (v) subject to your timely election for continued health insurance coverage under COBRA, payment of the full premium for such coverage for the 18-month period immediately following such termination and (vi) full accelerated vesting of your unvested equity awards.

(C) In the event your employment is terminated due to your death or Disability (as defined on Annex I attached hereto), you, or in the case of your death, your estate, will be entitled to: (i) a pro-rata portion of your annual bonus for the fiscal year in which termination occurs, based on actual performance through the termination date and paid on the Company’s first regularly scheduled payroll date following the Release Effective Date, and (ii) accelerated vesting of a prorated portion of the tranche of each outstanding equity award that would have vested on the next scheduled vesting date following the termination date had your employment continued through such date, with such proration determined based on the number of days lapsed during the period beginning on the day after the vesting date immediately preceding the termination date (or the grant date, if no vesting date preceded the termination date) and ending on such next scheduled vesting date; provided that, in the case of any performance-based equity awards, such accelerated vesting will only apply to the extent that the performance goals were achieved prior to the termination date.

EXECUTION VERSION

The severance payments and benefits set forth in paragraphs (A), (B) and (C) are contingent upon your execution and non-revocation of a release of claims in customary form and content and such release becoming effective not later than 60 days after the termination date (the date on which such release becomes effective, the “Release Effective Date”). Any such payments that otherwise would be payable prior to the Release Effective Date will instead be paid on the Company’s first regularly scheduled payroll date following the Release Effective Date.

The intent of the parties is that payments and benefits under this offer letter comply with or be exempt from Section 409A of the Code and, accordingly, to the maximum extent permitted this offer letter shall be interpreted to be in compliance therewith or exempt therefrom. A termination of employment shall not be deemed to have occurred for purposes of any provision of this offer letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this offer letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Unless this offer letter provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of salary or other compensation is to be paid for a specified continuing period of time beyond the date of your separation from service in accordance with the Company’s payroll practices (or other similar term), the payments of such salary or other compensation shall be made in no event less frequently than monthly. Notwithstanding the foregoing, with respect to any payments that are intended to fall under the short-term deferral exemption from Section 409A, unless this offer letter provides a specified and objectively determinable payment schedule to the contrary, all payments due thereunder shall be made as soon as practicable after the right to payment vests and in all events no later than the last day of the “applicable 2-1/2 month period”, as such term is defined in Treasury Regulation Section 1.409A-1(b)(4)(i)(A) with respect to such payment’s treatment as a “short-term deferral” for purposes of Section 409Aof the calendar year following the calendar year in which the right to payment vests. For purposes of this section, a right to payment will be treated as having vested when it is no longer subject to a substantial risk of forfeiture as determined by the Company in its sole discretion. Notwithstanding any other payment schedule provided herein to the contrary, if you are identified on the date of your separation from service a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) (which generally means a key employee of a corporation any stock of which is publicly traded on an established securities market or otherwise), then, with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation subject to Section 409A and payable on account of a “separation from service,” (i) such payment or benefit shall not be made or provided until the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of your “separation from service” and (B) the date of your death (the “Delay Period”) to the extent required under Section 409A and (ii) at the end of such six (6)-month period, the Company shall make an additional payment to you equal to the amount interest accruing at the then-current short-term applicable federal rate published by the Internal Revenue Service on the value of any such payment or benefit, accruing from the date on which it would have otherwise been paid or provided. Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and all remaining payments due under this offer letter shall be paid or provided in accordance with the normal payment dates specified for them therein. To the extent that reimbursements or other in-kind benefits under this offer letter constitute “nonqualified deferred compensation” subject to Section 409A, (i) all such expenses or other reimbursements hereunder shall be paid on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you, (ii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to provided, in any other taxable year, and (iii) your right to such reimbursement or in-kind benefits shall not be subject to liquidation or exchange for any other benefit. For purposes of Section 409A, your right to receive any installment payment pursuant to the offer letter shall be treated as a right to receive a series of separate and distinct payments. Notwithstanding any other provision of this offer letter to the contrary, in no event shall any payment under this offer letter that constitutes nonqualified deferred compensation subject to Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to you unless otherwise permitted by Section 409A.

EXECUTION VERSION

Indemnification:

The Company agrees to indemnify you and hold you harmless to the maximum extent provided or allowable under the Company’s organizational documents against and in respect of any and all actions, suits, proceedings, claims, demands, judgments, costs, expenses (including reasonable attorney’s fees), losses, and damages resulting from your good faith performance of your duties and obligations to the Company during the term of employment.

Equity Award:

Not more than thirty (30) days following the Start Date, subject to approval by the Company’s board of directors, you will be granted the following pursuant to the terms set forth in an award agreement:

(i)            a number of time-based restricted stock units (“RSUs”) having a grant date fair value on the Start Date equal to $1,333,333, which RSUs will vest ratably on each of the first four anniversaries of the Start Date, subject to your continued employment through each vesting date.

(ii)          a number of performance-based RSUs having a grant date fair value on the Start Date equal to $1,333,333, which performance-based RSUs will be subject to both time- and performance-based vesting conditions that will lapse:

a.    As to the time-vesting component, ratably in annual installments over the four-year period following the Start Date, subject to your continued employment through each vesting date; and

b.    As to the performance-vesting component, subject to the Company’s stock trading at or above $12.50 per share as reported on the New York Stock Exchange for at least 20 out of 30 consecutive trading days prior to the fourth anniversary of the date of grant (“Share Price Threshold”). Upon achievement of the Share Price Threshold prior to the fourth anniversary of the grant, all RSUs that had previously satisfied the time-vesting component will become fully vested upon achievement of the Share Price Threshold, and all RSUs that had not satisfied the time-vesting component prior to achievement of the Share Price Threshold shall remain subject to the original time-vesting schedule.

EXECUTION VERSION

(iii)          a number of options having a grant date fair value on the Start Date (calculated based on the Black-Scholes value) equal to $1,333,333, which options will vest (a) 25% on the first anniversary of the Start Date and (ii) the remaining 75% will vest ratably over the following 12 quarters, in each case subject to your continued employment through each vesting date.

The award agreements will include non-competition and non-solicitation clauses applicable during employment and for 12 months thereafter.

Section 280G:	Notwithstanding anything in this offer letter to the contrary, in the event that (A) there is a change of ownership or effective control or change in the ownership of a substantial portion of the assets of the Company (within the meaning of Section 280G of the Code and (B) any payment or benefit made or provided to you or for your benefit in connection with this offer letter or otherwise is determined to be subject to any excise tax (“Excise Tax”) imposed by Section 4999 of the Code, then such payment or benefit shall be reduced to the minimum extent necessary to avoid the imposition of such tax, but only if such reduction would cause the amount to be retained by you, to be greater than would be the case if you were required to pay such excise tax.

As a condition of employment, you will be required to sign the Restrictive Covenants Agreement attached hereto as Annex II. This offer letter is also contingent upon your full and complete disclosure to the Company of any and all agreements (non-competition, non-solicitation, employment, confidentiality or otherwise) with any prior employer, clients, principals, partners or others which limits you either contractually or otherwise from engaging in any business activities required or contemplated by the Company in this offer letter. The Company reserves the right to withdraw this offer letter in the event that any contractual or other obligation materially limits your ability to engage in business activities for the Company.

The Company requires that you provide appropriate authorization for and successfully complete a background check as a condition of your employment.  To the extent that the Company requests that you authorize a background check and you either fail to sign the requested authorizations or fail to satisfy the Company’s screening criteria, this offer letter may be revoked immediately.

Please note this offer letter is meant to confirm the terms and conditions we discussed. It is not a contract of employment. You should be aware that your employment with the Company constitutes at will employment. As a result, your employment can be terminated by either you or the Company with 14 days prior written notice, subject to all the other terms and conditions of this offer letter, including but not limited to the severance provisions. Accordingly, nothing in this offer letter should be construed as creating a contract of employment for any specified term.

Unless and until your appointment is publicly announced by the Company, you agree that you will not disclose the terms of this offer letter or the Restrictive Covenants Agreement, except to your immediate family and your financial and legal counsel and advisors or as may be required by law or ordered by a court. You further agree that any disclosure to your financial and legal counsel and advisors will only be made after such counsel and advisors acknowledge and agree to maintain the confidentiality of this offer letter and its terms. Failure to abide by the terms set forth in this paragraph will result in this offer letter becoming null and void ab initio.

EXECUTION VERSION

This offer letter will expire if not accepted on or before the close of business on the seventh day after the date hereof. Please sign and return a copy of the letter and enclosed documents to Jeff Tarr at Jeff.Tarr@skillsoft.com.

This offer letter, along with the Restrictive Covenants Agreement, set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral, between you and any other representative of the Company, and shall be governed by the laws of the State of Delaware without regard to its conflict of laws principles. This offer letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

Sincerely,

Jeffrey R. Tarr, Chief Executive Officer

ACCEPTED:

Gary W. Ferrera	Date

EXECUTION VERSION

ANNEX I

Defined Terms

“Cause” shall mean the occurrence of any one of the following: (i) gross negligence or willful misconduct in the performance of, or your abuse of alcohol or drugs rendering you unable to perform, the material duties and services required for your position with the Company; (ii) your conviction or plea of nolo contendere for any crime involving moral turpitude or a felony; (iii) your commission of an act of deceit or fraud in connection with the business of the Company intended to result in your personal and unauthorized enrichment; or (iv) your material violation of the written policies of the Company or any of its affiliates applicable to you as in effect from time to time, your breach of a material obligation of yours to the Company pursuant to your duties and obligations under the Company’s organizational documents, or your material breach of a material obligation of yours to the Company or any of its affiliates pursuant to this offer letter or any award or other agreement between you and the Company or any of its affiliates. No act or failure to act, on your part, shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of the Company; and provided further that, in the case of each of clauses (i), (iii) and (iv), no act or omission by you shall constitute Cause hereunder unless the Company has given detailed written notice thereof to you of such act or omission within 90 days following the date on which the Company’s board of directors obtains actual knowledge of such act or omission, and you have failed to remedy such act or omission within 30 days following such notice.

“Disability” shall mean that you have been unable to perform your duties under this offer letter for a period of not less than six consecutive months as a result of an illness or injury, as determined for purposes of the Company’s long-term disability income insurance.

“Good Reason” shall mean any of the following events or conditions occurring without your express written consent prior to such termination, provided that you shall have given notice of such event or condition asserted to give rise to Good Reason within a period not to exceed 90 days after the initial existence of such event or condition, and the Company has not remedied such event or condition within 30 days after receipt of such notice, and you shall have terminated employment within 180 days after the period in which the Company is entitled to cure the asserted Good Reason: (i) a material demotion, material reduction in responsibility, title or duties (such as no longer being the CFO of a publicly-traded company) or material change in reporting; (ii) a material reduction in your base salary (i.e., 5% or more); (iii) the Company’s failure to pay material compensation when due and payable; (iv) a relocation of your principal place of employment by more than 35 miles; or (v) a material breach by the Company of this offer letter.

EXECUTION VERSION

ANNEX II

Restrictive Covenants Agreement

[See attached]

SKILLSOFT CORP.
RESTRICTIVE COVENANTS AGREEMENT

1.             General.

As a condition of my employment with Skillsoft Corp. (“Skillsoft”), its subsidiaries, successors or assigns (together with Skillsoft, the “Company Group”), and in consideration of my employment with the Company Group, my receipt of the compensation now and hereafter paid to me by the Company Group, and my access to and use of the Company Group’s Confidential Information (as defined below), I agree to the following:

2.             Confidential Information.

A.             Company Group Information. I agree at all times during the term of my employment with the Company Group and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company Group, or to disclose to any person, firm or corporation without written authorization of the Board of Directors of Skillsoft (the “Board”), any Confidential Information of the Company Group, except (i) as required or as is customary (i.e., discussions with investment bankers, advisors and lenders who have an obligation to keep such discussions confidential) in the course of my employment with the Company Group, (ii) under a non-disclosure agreement duly authorized and executed by the Company Group; or (iii) as otherwise required by applicable law, regulation or legal process. I understand that “Confidential Information” means any non-public information that relates to the actual or anticipated business or research and development of the Company Group, technical data, trade secrets or know-how, including, but not limited to, research, product plans or other information regarding Company Group’s products or services and markets therefor, customer lists and customers (including, but not limited to, customers of the Company Group on whom I called or with whom I became acquainted during the term of my employment with the Company Group), software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information. I further understand that Confidential Information does not include any of the foregoing items which have become publicly known and made generally available through no breach by me of this Agreement.

B.             Former Employer Information. I agree that I will not, during my employment with the Company Group, improperly use or disclose any proprietary information or trade secrets of any former employer or other person or entity and that I will not bring onto the premises of the Company Group any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

C.             Third Party Information. I recognize that the Company Group has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company Group’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company Group consistent with the Company Group’s agreement with such third party or as otherwise required by applicable law, regulation or legal process.

D.             Non-Interference. The parties acknowledge that the Confidentiality provisions of this Agreement do not prohibit me from (i) reporting in good faith a possible violations of any law or regulation to a government agency; or (ii) making any other disclosures protected under the whistleblower provisions of any law, including but not limited to the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General. The parties further acknowledge that nothing in this Agreement shall interfere with my right to file a charge, cooperate or participate in an investigation or proceeding conducted by the U.S. Equal Employment Opportunity Commission or other regulatory or law enforcement agency. Finally, the parties acknowledge that the Confidentiality provisions of this Agreement do not prohibit me from lawfully exercising my rights under Section 7 of the National Labor Relations Act to engage in concerted protected activity. The parties further understand and acknowledge that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (a) in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (b) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. The parties understand and acknowledge further that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

3.             Inventions.

A.             Inventions Retained and Licensed. I have attached hereto, as Exhibit A, a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me prior to my employment with the Company Group (collectively referred to as “Prior Inventions”), which belong to me, which relate to the Company Group’s proposed business, products or research and development, and which are not assigned to the Company Group hereunder; or, if no such list is attached, I represent that there are no such Prior Inventions. If in the course of my employment with the Company Group, I incorporate into a Company Group product, process or service a Prior Invention owned by me or in which I have an interest, I hereby grant to the Company Group a nonexclusive, royalty-free, fully paid-up, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or service, and to practice any method related thereto.

B.             Assignment of Inventions. I agree that I will reasonably promptly make full written disclosure to the Company Group, will hold in trust for the sole right and benefit of the Company Group, and hereby assign to the Company Group, or its designee, all my right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employ of the Company Group (collectively referred to as “Inventions”), except as provided in Section 3(F) below and except to the extent not related to the business of Skillsoft or not within the scope of my employment hereunder. I further acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company Group and which are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act. I understand and agree that the decision whether or not to commercialize or market any Invention developed by me solely or jointly with others is within the Company Group’s sole discretion and for the Company Group’s sole benefit and that no royalty will be due to me as a result of the Company Group’s efforts to commercialize or market any such Invention.

C.             Inventions Assigned to the United States. I agree to assign to the United States government all my right, title, and interest in and to any and all Inventions whenever such full title is required to be in the United States by a contract between the Company Group and the United States or any of its agencies.

D.             Maintenance of Records. I agree to keep and maintain current written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company Group. The records will be in the form of notes, sketches, drawings, and any other format that I may employ. The records will be reasonably available to the Company Group and remain the sole property of the Company Group at all times.

E.             Patent and Copyright Registrations. I agree to assist the Company Group, or its designee, at the Company Group’s expense, in every proper and reasonable way to secure the Company Group’s rights in the Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company Group of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company Group shall reasonably deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company Group, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company Group is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company Group as above, after reasonable efforts to do so, then I hereby irrevocably designate and appoint the Company Group and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me.

F.             Exception to Assignments. I understand that the provisions of this Agreement requiring assignment of Inventions to the Company Group do not apply to any invention which qualifies fully under the exceptions set forth in Exhibit B. I will advise the Company Group reasonably promptly in writing of any inventions that I believe meet the criteria in Exhibit B and not otherwise disclosed on Exhibit A.

4.             Conflicting Employment. I agree that, during the term of my employment with the Company Group, I will not engage in any other employment, occupation or consulting directly or indirectly related to the business in which the Company Group is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company Group; provided this will not preclude me from engaging in other civic, charitable, non-profit, industry or trade associations, or religious activities that do not conflict with the business interests of the Company Group and do not otherwise compete with the business of the Company Group that are disclosed to the Company Group in accordance with the terms set forth in Section 7(A)(1). Notwithstanding the foregoing or anything else in this Agreement, I may (a) participate in auto racing, both professionally and on an amateur level, and all activities incidental or related thereto, including but not limited to promotional and endorsement activities, training and coaching and media coverage (collectively, “Racing”), and (b) serve on the boards of directors of not-for-profit companies and, with the prior approval of the Board, serve on the board of directors of one for-profit company; provided that if the Company Group reasonably determines that my continued participation in any activities referenced in clause (a) (due to sponsorship or endorsement of me or my racing team by a reasonably objectionable sponsor (e.g., cannabis, tobacco products, firearms, pornography) or a sponsor that is a direct competitor of the Company Group), or my continued service on any board of directors referenced in clause (b) would interfere or conflict with my obligations to the Company Group, I will promptly cease such participation or service promptly following notice thereof from the Company Group.

5.             Returning Company Group Documents. I agree that, at the time of leaving the employ of the Company Group, I will promptly deliver to the Company Group (and will not keep in my possession, recreate or deliver to anyone else), to the extent in my possession or under my control, any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by me pursuant to my employment with the Company Group or otherwise belonging to the Company Group, its successors or assigns, including, without limitation, those records maintained pursuant to Section 3(D). In the event of the termination of my employment, I agree to sign and deliver the “Termination Certification” attached hereto as Exhibit C.

6.             Notification of New Employer. In the event that I leave the employ of the Company Group, I hereby agree to provide notification to my new employer about my rights and obligations under this Agreement, including a copy of this Restrictive Covenants Agreement.

7.             Non-Competition; Non-Solicitation of Customers and Employees; Non-Disparagement

A.             I agree that, during the term of my employment with the Company Group, I will not directly or indirectly:

(1)             be employed or engaged in (x) any other business or undertaking (except a Permitted Investment (as defined herein) or as provided in Section 4 above) or (y) any civic, charitable, non-profit, industry or trade associations, religious or other activity except as provided in Section 4 above or unless such undertaking (i) does not interfere with my duties to the Company Group, does not conflict with the business interests of the Company Group and does not otherwise compete with the business of the Company Group (and is disclosed to the Company Group) or (ii) is approved by the Board prior to the date of this Agreement or from time to time thereafter (such approval, in the case of charitable, pro bono or educational activities, not to be unreasonably withheld).

(2)             “Permitted Investment” means an investment:

(a)             in a person or entity which does not carry on a business which competes with the Company Group;

(b)             comprising not more than three percent (3%) of the shares or other capital of a company (whether listed or not); provided, that the relevant company in which the investment is made either (i) does not carry on a business which competes with the Company Group or (ii) does compete with the Company Group, but the investment is a passive investment in shares or other securities of the relevant company which are listed on a securities exchange. The foregoing restriction does not apply to any investment in a private equity or mutual fund or similar investment vehicle where I do not control or direct the management or affairs of such fund or the companies in which such fund invests; or

(c)             which is approved or consented to by the Board.

B.             I agree that during the term of my employment with the Company Group and for a period of 12 months thereafter, I will not, directly or indirectly, on my own behalf or on behalf of or in conjunction with any other person, firm, company or other entity, solicit, induce or encourage any customer or client of the Company Group who:

(1)             is, or was, in the 12 months immediately prior to the termination date of my employment with the Company Group, a client or prospective client of the Company Group; and

(2)             with whom I had business dealings during the course of my employment during the 12 month period prior to the termination date of my employment with the Company Group to cease to do business with or reduce its service or business relationship with the Company Group. Nothing in this Section 7(B) shall prohibit the solicitation or conducting of business not in direct or indirect competition with the business of the Company Group or my solicitation or attempted solicitation of a client that utilizes multiple service providers in the same space as it utilizes the services of the Company Group, so long as I do not encourage or cause such client to terminate or diminish its business relationship with the Company Group.

C.             I agree that during the term of my employment with the Company Group and for a period of 18 months thereafter, I will not, directly or indirectly, on my own behalf or on behalf of or in conjunction with any other person, firm, company or other entity, solicit, induce or encourage any employee or consultant to leave employment of or service with the Company Group; provided Sections 7(B) and 7(C) shall not apply to (1) the solicitation or engaging of any employee, or consultant pursuant to a blanket solicitation not specifically targeted at that employee, or consultant or to hiring of any such employee, or consultant who was first solicited or engaged pursuant to a blanket solicitation not specifically targeted at that employee, or consultant, or (2) my serving as a reference at the request of an employee, agent, or independent contractor; and provided further that clause 7(B) shall not apply to my solicitation or attempted solicitation of a client that utilizes multiple service providers in the same space as it utilizes the services of the Company Group, so long as I do not encourage or cause such client to terminate or diminish its business relationship with the Company Group. Notwithstanding any of the foregoing, activities engaged in by or on behalf of the Company Group are not restricted by this covenant described in Sections 7(B) and 7(C).

D.             I agree that during the term of my employment with the Company Group and for a period of 18 months thereafter, I will not, except as an owner of Permitted Investments or to the extent expressly approved in Section 4, directly or indirectly, on my own behalf or on behalf of or in conjunction with any other person, firm, company or other entity carry on, set up, be employed, engaged or have an ownership interest in any business in any region in which the Company Group operates which is, or is about to be, set up with the objective of being in competition with the business of the Company Group. The foregoing restriction does not preclude me from being employed by a financial institution or investment bank or advisor so long as my principal duties with any such institution, bank or advisor during the applicable restricted period are not directly and primarily related to and in competition with the business of the Company Group. Furthermore, the restrictions contained in this Section 7(D) shall not apply to any product or service of the Company Group that the Company Group is not providing as of my effective termination date (even if such product or service was provided previously) and shall not be considered “business of the Company Group”.

E.             The Company Group and I agree that at no time during or after the termination of my employment with the Company Group shall I make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the Company Group, and the Company Group shall instruct, and take other reasonable steps to ensure, its directors and officers to not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage me. The foregoing shall not be violated by truthful statements to legal process or inquiry by a governmental authority.

F.             I agree that the restrictions imposed on me by this Section 7 extend to any actions by me (1) on my own account; (2) on behalf of any firm, company or other person; (3) whether alone or jointly with any other person; or (4) as a director, manager, partner, shareholder, employee or consultant of any other person.

G.             I agree, after taking legal advice and having regard to all the circumstances that the restrictions in this Section 7 are reasonable and necessary but no more than sufficient for the protection of the goodwill of the businesses of the Company Group and the legitimate commercial interests of the Company Group and that they do not unreasonably impose limitations on my ability to earn a living. The Company Group and I agree that:

(1)             each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any other reason the remaining restrictions shall not be affected; and

(2)             if any restriction is found to be void but would be valid and enforceable if some part of it were deleted or reformed, the restriction shall apply with the deletions or reformations that are necessary to make it valid and enforceable.

H.             The Company Group and I agree that this Section 7 shall not prohibit me from making a Permitted Investment or engaging in any activity allowed by Section 4.

8.             Conflict of Interest Guidelines. I agree to diligently adhere to the Conflict of Interest Guidelines attached as Exhibit D hereto.

9.             Representations. I represent that my performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company Group. I hereby represent and warrant that I have not entered into, and I will not enter into, any oral or written agreement in conflict herewith and the Company Group acknowledges that I executed an employment agreement with my prior employer that contained, non-solicit, non-compete and confidentiality provisions which I represent I will not be in breach of as a result of my employment with the Company Group.

10.             Arbitration and Equitable Relief.

A.             Arbitration. Any and all controversies, claims or disputes involving me and the Company Group and/or any current or former parent corporation, subsidiary, corporate affiliate, related company, agent, employee, officer, director, shareholder or benefit plan of the Company Group in their capacity as such or otherwise, arising under or with respect to this Agreement or arising out of, relating to or resulting from my past, current, or future employment with the Company Group (collectively, “Covered Claims”) shall be resolved exclusively through bi-lateral arbitration between me and the Company Group, including without limitation any claims relating to harassment or discrimination of any kind, the payment of wages or other compensation, any form of retaliation, the accommodation of a disability, or termination of employment. This arbitration clause shall survive the termination of my employment with the Company Group.

B.             I agree that Covered Claims will only be arbitrated on an individual basis, and that Company Group and I both waive the right to participate in or receive money from any class, collective, or representative proceeding. I may not bring a claim on behalf of other individuals, and any arbitrator hearing my claim may not arbitrate any form of a class, collective, or representative proceeding. I further agree to refrain from joining and to take all available measures to affirmatively opt out of any legal proceeding in which any person or entity asserts or attempts to assert a claim against the Company Group and/or its current or former parent corporations, subsidiaries, corporate affiliates, related companies, agents, employees, officers, directors, shareholders or benefit plans on behalf of any actual or potential class or collective of which I am a member.

C.             Procedure. The Company Group and I agree that either party may invoke arbitration, that any arbitration will be administered by the American Arbitration Association (“AAA”), and that the Employment Arbitration Rules and Mediation Procedures in effect at the time a demand for arbitration is filed will apply, except as follows: (1) the Company Group will pay for any administrative or hearing fees charged by the arbitrator or AAA to the extent required by applicable law, except that I shall pay the first $200.00 of any filing fees associated with any arbitration I initiate; (2) the arbitrator shall have the authority to issue an award or partial award without conducting a hearing on the grounds that there is no claim on which relief can be granted or that there is no genuine issue of material fact to resolve at a hearing, consistent with Rules 12 and 56 of the Federal Rules of Civil Procedure; (3) the rights of the parties under the Procedure described in this Section 10(C) shall be the same as those available to them in a court of competent jurisdiction; (4) the decision of the arbitrator shall be in writing, setting forth the reasons for the arbitrator’s determination and shall be final and binding on all parties; (4) the arbitrator’s authority shall be limited to deciding the case submitted by the Party bringing the arbitration and, therefore, no decision by any arbitrator shall serve as precedent in other arbitrations; and (5) under no circumstances shall the arbitrator have the power to proceed on a class action, collective action or mass action basis or to join multiple claimants in one proceeding without the consent of all participating parties. The Employment Arbitration Rules and Mediation Procedures can be found on the AAA’s website at: www.adr.org/employment. The Parties further agree that the arbitration shall take place in New York County, with any party or witness who is unable to appear in person permitted in the arbitrator’s discretion to appear by telephone. Should either party fail to appear or participate in the arbitration proceedings, the arbitrator may decide the dispute on the evidence presented in the proceeding by the appearing party.

D.             Arbitration as the Exclusive Remedy. Except as provided by this Agreement, arbitration shall be the sole, exclusive and final remedy for any dispute involving any Covered Claim between me and the Company Group. Accordingly, except as provided for by this Agreement, neither I nor the Company Group will be permitted to pursue court action regarding Covered Claims. Any action to enforce or set aside an arbitrator’s adjudication of any dispute between the parties shall be brought exclusively in the state and federal courts sitting in New York, and the parties mutually submit to the personal jurisdiction of such courts for the purposes of such actions.

E.             Availability of Temporary Injunctive Relief in Aid of Arbitration. Notwithstanding the exclusivity provisions above, either party may petition a court of law for temporary injunctive relief to remedy a violation of this Agreement or any other agreement regarding trade secrets, confidential information, or nonsolicitation. The parties understand that any breach or threatened breach of such an agreement will cause irreparable injury and that money damages will not provide an adequate remedy, and the parties therefore consent to the issuance of a temporary injunction in such circumstances, acknowledging that an arbitration ultimately will resolve the parties’ underlying dispute. In the event either party seeks injunctive relief, the prevailing party shall be entitled to recover reasonable costs and attorneys’ fees.

F.             Administrative Relief. I understand that this Agreement does not prohibit me from filing an administrative charge with a local, state or federal administrative body such as a state human rights commission or department of fair employment and housing, the Equal Employment Opportunity Commission, a state unemployment board or the Workers’ Compensation Board. This Agreement does, however, preclude me from recovering money damages in the context of such a proceeding or pursuing a court action regarding any such claim.

G.             Voluntary Nature of Agreement. I acknowledge and agree that I am executing this Agreement voluntarily and without any duress OR UNDUE INFLUENCE BY The company group OR ANYONE ELSE. I FURTHER ACKNOWLEDGE and agree that I have carefully read this agreement and that I have asked any questions NECESSARY for me to understand the terms, consequences and binding effect of this Agreement. I FURTHER ACKNOWLEDGE and AGREE THAT I fully understand THIS AGREEMENT, AND that I am knowingly, voluntarily and irrevocably waiving my right to bring a lawsuit in court and my right to a jury trial. Finally, I agree that I have been provided an opportunity to seek the advice of an attorney of my choice before signing this agreement.

11.             General Provisions.

A.             Governing Law; Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the State of Delaware.

B.             Entire Agreement. This Agreement along with my offer letter to which this Agreement is appended, sets forth the entire agreement and understanding between the Company Group and me relating to the subject matter herein and supersedes all prior discussions or representations between us including, but not limited to, any representations made during my interview(s) or relocation negotiations, whether written or oral. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing signed by the Company Group and me. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

C.             Severability. In the event that the provisions of Section 10 prohibiting class action, collective action, mass action, or other multi-party proceedings are deemed void or unenforceable, the parties’ agreement to arbitrate and all of Section 10 shall be deemed void and of no effect, with the remainder of this Agreement surviving as if it did not include Section 10. If any provision(s) of this Agreement are deemed void or unenforceable, the remaining provisions will continue in full force and effect.

D.             Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company Group, its successors, and its assigns.

[Signature Page Follows]

Date:

Signature

Name of Employee (typed or printed)

Exhibit 99.1

FOR IMMEDIATE RELEASE

Skillsoft Appoints Gary W. Ferrera as Chief Financial Officer

Eric Boyer Appointed as Senior Vice President, Investor Relations; Ryan Murray to Continue as

Chief Accounting Officer

Boston – august 5, 2021 – Skillsoft Corp. (NYSE: SKIL) (“Skillsoft” or the “Company”), a global leader in corporate digital learning, today announced it has appointed Gary W. Ferrera as Chief Financial Officer, effective September 20, 2021, and Eric Boyer as Senior Vice President of Investor Relations, who is expected to join Skillsoft in the fourth quarter of 2021. Ryan Murray, the Company’s Chief Accounting Officer and interim Chief Financial Officer, will continue in his role as Chief Accounting Officer. James Gruskin, who has served as the Company’s interim Head of Investor Relations, will continue in his role as Senior Vice President of Corporate Development.

“We are delighted to welcome these two talented leaders to the Skillsoft team,” said Jeffrey R. Tarr, Skillsoft’s Chief Executive Officer. “Gary is an exceptional finance executive and strategic thought partner whom I’ve worked closely with in the past. His track record of delivering strong financial and operational results as a four-time public company CFO will be instrumental as we embark on our next stage of growth as a public company. Eric’s success leading investor relations for IHS Markit and decade of experience as a sell-side equity analyst position him well to play a key role in enhancing our engagement with analysts and the investment community. These appointments demonstrate our progress in building out our world-class leadership team, and I look forward to working closely with Gary and Eric as we execute on our strategy to drive growth and value creation.”

Mr. Ferrera brings nearly 30 years of global financial leadership, including 16 years as a CFO, previous experience as an investment banker and tax consultant, and a deep understanding of technology-enabled services. He has an established track record of success in driving profitable growth and value creation. He has built and led finance teams across multiple industries, taken two companies public and completed and integrated numerous acquisitions. Most recently, he served as CFO of Cardtronics from 2017 until its recent acquisition by NCR Corporation for $2.5 billion in cash, including debt.

Mr. Boyer brings nearly 20 years of experience in investor relations and sell-side research, a deep knowledge of capital markets and a strong network of relationships in the investment community. He will lead Skillsoft's investor relations function and be a key contributor to Skillsoft’s broader finance, strategy and corporate development organizations. Mr. Boyer has served as Senior Vice President of IHS Markit Ltd. since 2014 and is consistently recognized by Institutional Investor as a leading IR professional. He will join Skillsoft upon completion of IHS Markit’s pending merger with S&P Global.

Mr. Ferrera said, “I am excited to join Skillsoft as it continues to extend its position as a global leader in corporate digital learning. With unparalleled global reach, a strong balance sheet, and financial flexibility, the Company is well-positioned to drive sustained organic and acquired growth in a rapidly growing and highly fragmented industry. I look forward to leveraging my experience and collaborating with Jeff and the entire leadership team to drive profitable growth in the business and create value for Skillsoft shareholders.”

Mr. Boyer added, “Skillsoft is one of the industry's largest and most profitable digital learning companies, and I am thrilled to join the team at a time when the Company is ideally suited to lead the industry in exciting and innovative ways. I look forward to enhancing Skillsoft’s engagement with the investment community and communicating its compelling prospects for growth and value creation to shareholders and the broader investment community.”

About Gary W. Ferrera

Prior to Cardtronics, Mr. Ferrera served as Chief Financial Officer at DigitalGlobe, Inc.; Intrawest Resorts; Great Wolf Resorts; National CineMedia; and iesy/Unity Media. Earlier in his career, he developed M&A and capital markets expertise as an investment banker at Citigroup and Bear Stearns in both London and New York City. He also previously served as an international tax consultant with Arthur Andersen. Prior to his commercial career, Mr. Ferrera served in the U.S. Army in Special Operations and Intelligence. He holds a Bachelor of Science degree in Accounting, magna cum laude, from Bentley University and an MBA from the Kellogg School of Management at Northwestern University.

About Eric Boyer

During Mr. Boyer’s tenure at IHS Markit Ltd., the organization has increased in market capitalization from approximately $8 billion to $45 billion. Prior to joining IHS Markit, he spent more than a decade as a sell-side equity analyst at Wells Fargo and Deutsche Bank, where he covered the IT, business and information services sectors and was recognized by The Wall Street Journal’s “Best on the Street” survey for his stock selections. Earlier in his career, Mr. Boyer was a management consultant for PricewaterhouseCoopers. He holds a Bachelor of Science degree in Business Logistics and International Business from Penn State University.

About Skillsoft

Skillsoft (NYSE: SKIL) is a global leader in corporate digital learning, serving approximately 70% of the Fortune 1000, customers in over 160 countries and more than 45 million learners globally. The Company provides enterprise learning solutions to prepare organizations for the future of work, enabling them to overcome critical skill gaps, drive demonstrable behavior-change, and unlock the potential in their greatest assets – their people. Skillsoft offers the world’s most comprehensive suite of premium and original content, including the broadest and deepest library of authorized technology & developer curricula, and multiple learning modalities that dramatically increase learner engagement and retention. Skillsoft’s offerings are anchored in Percipio, its award-winning, AI-driven, immersive learning platform designed to make learning easier, more accessible and more effective. Learn more at www.skillsoft.com.

Forward Looking Statements

This document includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created by those laws. These forward-looking statements include information about possible or assumed future results of our operations. All statements, other than statements of historical facts, that address activities, events or developments that we expect or anticipate may occur in the future, including such things as our outlook, our product development and planning, our pipeline, future capital expenditures, financial results, the impact of regulatory changes, existing and evolving business strategies and acquisitions and dispositions, demand for our services and competitive strengths, goals, the benefits of new initiatives, growth of our business and operations, our ability to successfully implement our plans, strategies, objectives, expectations and intentions are forward-looking statements. Also, when we use words such as “may,” “will,” “would,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “projects,” “forecasts,” “seeks,” “outlook,” “target,” “goals,” “probably,” or similar expressions, we are making forward-looking statements. Such statements are based upon the current beliefs and expectations of Skillsoft’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. All forward-looking disclosure is speculative by its nature.

There are important risks, uncertainties, events and factors that could cause our actual results or performance to differ materially from those in the forward-looking statements contained in this document, including:

•	our ability to realize the benefits expected from the business combination between Skillsoft, Churchill Capital Corp. II and Global Knowledge;

•	the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability;

•	the impact of the ongoing COVID-19 pandemic on our business, operating results and financial condition;

•	fluctuations in our future operating results;

•	our ability to successfully identify and consummate acquisition opportunities and realize the benefits expected from the acquisition;

•	the demand for, and acceptance of, our products and for cloud-based technology learning solutions in general;

•	our ability to compete successfully in competitive markets and changes in the competitive environment in our industry and the markets in which we operate;

•	our ability to market existing products and develop new products;

•	a failure of our information technology infrastructure or any significant breach of security;

•	the effects of pending and future legislation;

•	future regulatory, judicial and legislative changes in our industry;

•	the impact of natural disasters, public health crises, political crises, or other catastrophic events;

•	our ability to attract and retain key employees and qualified technical and sales personnel;

•	fluctuations in foreign currency exchange rates;

•	our ability to protect or obtain intellectual property rights;

•	our ability to raise additional capital;

•	the impact of our indebtedness on our financial position and operating flexibility; and

•	our ability to successfully defend ourselves in legal proceedings.

The foregoing list of factors is not exhaustive and new factors may emerge from time to time that could also affect actual performance and results. For more information, please see the risk factors included in Churchill Capital Corp. II’s Annual Report on Form 10-K/A for the year ended December 31, 2020 in Part I, Item 1A and in the registration statement on Form S-4 filed by Churchill Capital Corp. II and declared effective by the Securities and Exchange Commission (the “SEC”) on May 27, 2021, and subsequent filings with the SEC.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of these assumptions, and therefore also the forward-looking statements based on these assumptions, could themselves prove to be inaccurate. Given the significant uncertainties inherent in the forward-looking statements included in this document, our inclusion of this information is not a representation or guarantee by us that our objectives and plans will be achieved. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Our forward-looking statements speak only as of the date made and we will not update these forward-looking statements unless required by applicable law. With regard to these risks, uncertainties and assumptions, the forward-looking events discussed in this document may not occur, and we caution you against unduly relying on these forward-looking statements.

Contacts

Investors

James Gruskin

james.gruskin@skillsoft.com

Media

Caitlin Leddy

caitlin.leddy@skillsoft.com